SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, February 1, 2019 – Braskem S.A. (“Braskem”) (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), hereby announces to its shareholders and the market that it was informed by Odebrecht S.A., its indirect controlling company, of the corporate reorganization conducted by the Odebrecht Group with the main objective of segregating its businesses, whose corporate acts were filed with the Commercial Registry of the State of São Paulo on January 31, 2019, with retroactive effects through December 31, 2018 (“Reorganization”).

Braskem was informed that the Reorganization involved the spin-off of Odebrecht Serviços e Participações S.A. (“OSP”) with the segregation of its asset composed of all common and preferred shares of Braskem (“Shares”) and liability composed of the Purchase and Sale Agreement of Debentures no. 16.2.0023.1, entered into on March 16, 2016 between BNDES Participações S.A. – BNDESPAR and OSP, with third-parties acting as intervening parties, as amended (“Spun-Off Portion”), the other operating activities of OSP, followed by the merger of the Spun-Off Portion into OSP Investimentos S.A. (“OSP Inv.”).

The corporate reorganization took place within the Odebrecht Group and, therefore, Odebrecht S.A. continues to be the indirect controlling company of Braskem.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.